NO ACT

PE 12-20-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11005605

January 7, 2011

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Received SEC
JAN 07 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-7-11

Re: Bank of America Corporation
Incoming letter dated December 20, 2010

Dear Mr. Gerber:

This is in response to your letter dated December 20, 2010 concerning the shareholder proposal submitted to Bank of America by Sally Thompson. We also have received letters from the proponent on December 27, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sally Thompson

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 20, 2010

The proposal relates to compensation.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Bank of America's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Sally Thompson *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 27, 2010 3:14 PM
To: shareholderproposals
Subject: Fw: SEC Response - File HO::~00097001~::HO [ref:00D3JxQy.5003BWEQa:ref] Attention: Matt McNair

----- Original Message -----
From: "Sally Thompson" *** FISMA & OMB Memorandum M-07-16 ***
To: <shareholdersproposals@sec.gov>
Sent: Monday, December 27, 2010 1:37 PM
Subject: Fw: SEC Response - File HO::~00097001~::HO [ref:00D3JxQy.5003BWEQa:ref] Attention: Matt McNair

>
> ----- Original Message -----
> From: <help@sec.gov>
> To: *** FISMA & OMB Memorandum M-07-16 ***
> Sent: Wednesday, December 01, 2010 2:59 PM
> Subject: SEC Response - File HO::~00097001~::HO [
> ref:00D3JxQy.5003BWEQa:ref]
>
>
> Dear Ms. Thompson:
>
> Thank you for sending us a courtesy copies of your emails to Bank of
> America.
>
> The SEC's Office of Investor Education and Advocacy (OIEA) processes
> many complaints received from individual investors and others. We
> keep records of the correspondence we receive in a searchable database
> that SEC staff may make use of in inspections, examinations,
> investigations and many other areas. In addition, some correspondence
> received by OIEA is referred directly to other SEC offices and
> divisions for their review. If they have any questions or wish to
> respond directly to your comments, they will contact you.
>
> Once again, thank you for sending us a copy of your emails.
>
> Sincerely,
>
> Ms. Kerry McGovern
> Investor Assistance Specialist
> Office of Investor Education and Advocacy U.S. Securities and Exchange
> Commission
> (800) 732-0330
>
> File Attachment:
> Correspondent Name: Ms. Sally Thompson Create Date: 11/30/2010
> Origin: Email
> File #: HO::~00097001~::HO
> Description:
> Dear Ms. Oberheu:

✓

>
> To rectify the items you mentioned in your letter previously attached
> to this e-mail from you, I am editing the phrasing of the submission
> of my stockholder proposal that did reach your office in time for the
> deadline to be submitted to all stockholders at the next Annual
> Meeting to clearly state only one
> proposal:
>
> "Sally S. Thompson, owner of 1551 shares of Bank of America
> Corporation held in the UA 08/01/2002 Sally S. Thompson Revocable
> Trust at Vanguard Brokerage Services with a cost basis of $67,984.92 ,
> current value of $18,518.94, indicating a current paper loss of
> -$49,465.98 on 11/15/10, does make the following proposal:
>
> "We, the stockholders, wish to censure the top Officers and Board
> Members of Bank of America Corporation for grossly negligent
> mismanagement, and request that they set up a fund to return to
> stockholders any bonuses, pay raises or other forms of compensation
> beyond their base pay during the fiscal years of 2007, 2008, 2009, and
> 2010 when the stock value fell drastically due to poor judgments on
> their part while they continued to reward themselves generously".
>
> To censure the Board and Management, and seek stockholder restitution
> vote yes"
>
> ***************************************
>
> In accordance with other requests on your part, I telephoned a
> representative at Vanguard who will send me by express mail a letter
> verifying that I have owned 1551 shares of Bank of America Corporation
> for several years, including currently. I will take their letter, add
> it to mine assuring that I will not sell the stock until after the
> next Annual meeting, and fax them both to the SEC and BAC, as well as
> mailing them to you at the address you gave in your letter, all within
> the 14 day specified limit from the time I received your response. IF
> THERE IS ANYTHING FURTHER I NEED TO DO TO MAKE SURE THAT MY PROPOSAL
> IS PUBLISHED, PLEASE LET ME KNOW IMMEDIATELY. Thank you. Sally S.
> Thompson
>
> cc: United States Securities and Exchange Commission
> ----- Original Message -----
> From: "Oberheu, Kristin M -Legal"
> <kristin.m.oberheu@bankofamerica.com>
> To: *** FISMA & OMB Memorandum M-07-16 ***
> Sent: Monday, November 22, 2010 11:11 AM
> Subject: Message from Bank of America re: your e-mail dated 11-16-10.
>
>
>> Dear Ms. Thompson.
>>
>> Please see attached. Also, please send me your mailing address for
>> my records.
>>
>> Kind regards,
>>
>> Kristin Marie Oberheu
>> Bank of America Corporation

>> Legal Department
>> 980-386-7483
>>
>> ---
>> - This message w/attachments (message) is intended solely for the use
>> of the intended recipient(s) and may contain information that is
>> privileged, confidential or proprietary. If you are not an intended
>> recipient, please notify the sender, and then please delete and
>> destroy all copies and attachments, and be advised that any review or
>> dissemination of, or the taking of any action in reliance on, the
>> information contained in or attached to this message is prohibited.
>> Unless specifically indicated, this message is not an offer to sell
>> or a solicitation of any investment products or other financial
>> product or service, an official confirmation of any transaction, or
>> an official statement of Sender. Subject to applicable law, Sender
>> may intercept, monitor, review and retain e-communications (EC)
>> traveling through its networks/systems and may produce any such EC to
>> regulators, law enforcement, in litigation and as required by law.
>> The laws of the country of each sender/recipient may impact the
>> handling of EC, and EC may be archived, supervised and produced in
>> countries other than the country in which you are located. This
>> message cannot be guaranteed to be secure or free of errors or viruses.
>>
>> References to "Sender" are references to any subsidiary of Bank of
>> America Corporation. Securities and Insurance Products: * Are Not
>> FDIC Insured * Are Not Bank Guaranteed * May Lose Value * Are Not a
>> Bank Deposit * Are Not a Condition to Any Banking Service or Activity
>> * Are Not Insured by Any Federal Government Agency. Attachments that
>> are part of this EC may have additional important disclosures and
>> disclaimers, which you should read. This message is subject to terms
>> available at the following link:
>> http://www.bankofamerica.com/emaildisclaimer. By messaging with
>> Sender you consent to the foregoing.
>>
>
>
> ref:00D3JxQy.5003BWEQa:ref
>

From: Sally Thompson *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 27, 2010 3:10 PM
To: shareholderproposals
Subject: Fw: Mtt McNair

----- Original Message -----
From: Sally Thompson
To: shareholdersproposals@sec.gov
Sent: Monday, December 27, 2010 1:05 PM
Subject: ATTN: Mtt McNair

Matt, thanks to you, I have cleaned up a lot of my Christmas clutter trying to dig my way down to correspondance relating to my latest message to which you replied by phone this morning!

I just sent you a copy of what I faxed to Bank of America and subsequently mailed them a hard copy. Kristin M. Oberheu of the Bank, then handed them over to BAC's legal counsel, who overnighted to Securities andExchange Commission, Office of Chief Council, a lengthy letter arguing that my proposal should not be allowed for submission. I gave a longer submission by e-mail on the deadline required for submission. I was told it had to deal with only one subject, although I felt that my one proposal was to seek stockholder censure and rest contained the reasons why. So I rewrote it, taking out some details and submitted the revision they insisted upon on November 30.

Hunton & williams is their legal council, Andrew A. Gerber, is the one that submitted multiple reasons to your Division why my proposal should not be allowed. It was overnighted to your offices December 20, 2010, so you should have it. I will e-mail other things as I find them. They had denied a similar proposal I had submitted for the 2010 annual meeting saying I submitted it beyond the allowed filing date.

By coincidence, as I was searching for the Hunton & Williams material, I came across a U.S. District Court, Southern District of New York, Securities andExchange Commission v. Bank of America law suit, and the "proof of claim form" was not submitted. With the deadline for filing, November 12, I guess I've lost out on any money I might have recouped there, handled by Rust Consulting of Faribault, MN 55201, unless I can convince the SEC that my age of 68 and my disability of Attention Deficit Disorder combined with the beginning of Alzheimers, made the paperwork get lost among piles of clutter, and I could be allowed to get in on that lawsuit. Can you help me on this one too?!

If you don't find the Hunton & Williams package of excuses why a proposal should be disallowed for the second year in a row, let me know.

I hope you can help me with both situations. Thank you.

Sally S. Thompson

From: Sally Thompson *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 27, 2010 2:54 PM
To: shareholderproposals
Subject: Fw: BAC 2011 Stockholder Proposal Attention MattMcNair
Attachments: AA0B45A9.PDF; AA0B45B2.pdf; AA0B459E.PDF

----- Original Message -----
From: "Sally Thompson" *** FISMA & OMB Memorandum M-07-16 ***
To: "Sally Thompson" *** FISMA & OMB Memorandum M-07-16 ***; <shareholdersproposals@sec.gov>
Sent: Monday, December 27, 2010 12:43 PM
Subject: Fw: BAC 2011 Stockholder Proposal Attention MattMcNair

\>
\> ----- Original Message -----
\> From: "Oberheu, Kristin M -Legal"
\> <kristin.m.oberheu@bankofamerica.com>
\> To: "Sally Thompson" *** FISMA & OMB Memorandum M-07-16 ***
\> Sent: Friday, December 03, 2010 4:45 PM
\> Subject: BAC 2011 Stockholder Proposal
\>
\>
\>> Dear Ms. Thompson,
\>>
\>> I received the attached from you via my fax number. As you can see,
\>> some of the pages are difficult to read. Will you please also send a
\>> hard copy to my mailing address:
\>>
\>> Bank of America Corporation
\>> Attention: Kristin Marie Oberheu
\>> Mail Code: NC1-002-29-01
\>> 101 South Tryon Street
\>> Charlotte, NC 28255
\>>
\>> With apologies for the inconvenience.
\>>
\>> Kind regards,
\>>
\>> Kristin Marie Oberheu
\>> 980-386-7483
\>>
\>> --

>> may intercept, monitor, review and retain e-communications (EC)
>> traveling through its networks/systems and may produce any such EC to
>> regulators, law enforcement, in litigation and as required by law.
>> The laws of the country of each sender/recipient may impact the
>> handling of EC, and EC may be archived, supervised and produced in
>> countries other than the country in which you are located. This
>> message cannot be guaranteed to be secure or free of errors or viruses.
>>
>> References to "Sender" are references to any subsidiary of Bank of
>> America Corporation. Securities and Insurance Products: * Are Not
>> FDIC Insured * Are Not Bank Guaranteed * May Lose Value * Are Not a
>> Bank Deposit * Are Not a Condition to Any Banking Service or Activity
>> * Are Not Insured by Any Federal Government Agency. Attachments that
>> are part of this EC may have additional important disclosures and
>> disclaimers, which you should read. This message is subject to terms
>> available at the following link:
>> http://www.bankofamerica.com/emaildisclaimer. By messaging with
>> Sender you consent to the foregoing.
>>
>

Stillhaveadream@verizon.net

From: "Oberheu, Kristin M -Legal" <kristin.m.oberheu@bankofamerica.com>
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc:
Sent: Tuesday, November 30, 2010 5:29 PM
Subject: RE: Message from Bank of America re: your e-mail dated 11-16-10.

Dear Ms. Thompson:

Thank you for the updates. For your convenience, you may fax the verification of ownership that you receive from Vanguard and your written statement to
my direct number (704-409-0985). Please note that by providing the requested information does not relinquish Bank of America's right to later object to
including your proposal on related or different grounds pursuant to applicable SEC rules.

Sincerely,

Kristin Marie Oberheu
Bank of America Corporation
Legal Department
980-386-7483

-----Original Message-----
From: Sally Thompson [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 30, 2010 4:24 PM
To: Oberheu, Kristin M -Legal
Cc: help@sec.gov
Subject: Re: Message from Bank of America re: your e-mail dated 11-16-10.

Dear Ms. Oberheu:

To rectify the items you mentioned in your letter previously attached to this e-mail from you, I am editing the phrasing of the submission of my stockholder proposal that did reach your office in time for the deadline to be submitted to all stockholders at the next Annual Meeting to clearly state only one proposal!

"Sally S. Thompson, owner of 1551 shares of Bank of America Corporation held in the UA 08/01/2002 Sally S. Thompson Revocable Trust at Vanguard Brokerage Services with a cost basis of $67,984.92, current value of $18,518.94, indicating a current paper loss of -$49,465.98 on 11/15/10, does make the following proposal:

"We, the stockholders, wish to censure the top Officers and Board Members of Bank of America Corporation for grossly negligent mismanagement, and request that they set up a fund to return to stockholders any bonuses, pay raises or other forms of compensation beyond their base pay during the fiscal years of 2007, 2008, 2009, and 2010 when the stock value fell drastically due to poor judgments on their part while they continued to reward themselves generously".

To censure the Board and Management, and seek stockholder restitution vote yes"

****

In accordance with other requests on your part, I telephoned a representative at Vanguard who

will send me by express mail a letter verifying that I have owned 1551 shares of Bank of America Corporation for several years, including currently. I will take their letter, add it to mine assuring that I will not sell the stock until after the next Annual meeting, and fax them both to the SEC and BAC, as well as mailing them to you at the address you gave in your letter, all within the 14 day specified limit from the time I received your response. IF THERE IS ANYTHING FURTHER I NEED TO DO TO MAKE SURE THAT MY PROPOSAL IS PUBLISHED, PLEASE LET ME KNOW IMMEDIATELY. Thank you. Sally S. Thompson

cc: United States Securities and Exchange Commission
----- Original Message -----
From: "Oberheu, Kristin M -Legal" <kristin.m.oberheu@bankofamerica.com>
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 22, 2010 11:11 AM
Subject: Message from Bank of America re: your e-mail dated 11-16-10.

\> Dear Ms. Thompson.
\>
\> Please see attached. Also, please send me your mailing address for my
\> records.
\>
\> Kind regards,
\>
\> Kristin Marie Oberheu
\> Bank of America Corporation
\> Legal Department
\> 980-386-7483
\>

\> ________________________________
\> This message w/attachments (message) is intended solely for the use of the
\> intended recipient(s) and may contain information that is privileged,
\> confidential or proprietary. If you are not an intended recipient, please
\> notify the sender, and then please delete and destroy all copies and
\> attachments, and be advised that any review or dissemination of, or the
\> taking of any action in reliance on, the information contained in or
\> attached to this message is prohibited.
\> Unless specifically indicated, this message is not an offer to sell or a
\> solicitation of any investment products or other financial product or
\> service, an official confirmation of any transaction, or an official
\> statement of Sender. Subject to applicable law, Sender may intercept,
\> monitor, review and retain e-communications (EC) traveling through its
\> networks/systems and may produce any such EC to regulators, law
\> enforcement, in litigation and as required by law.
\> The laws of the country of each sender/recipient may impact the handling
\> of EC, and EC may be archived, supervised and produced in countries other
\> than the country in which you are located. This message cannot be
\> guaranteed to be secure or free of errors or viruses.
\>
\> References to "Sender" are references to any subsidiary of Bank of America
\> Corporation. Securities and Insurance Products: * Are Not FDIC Insured *
\> Are Not Bank Guaranteed * May Lose Value * Are Not a Bank Deposit * Are
\> Not a Condition to Any Banking Service or Activity * Are Not Insured by

\> Any Federal Government Agency. Attachments that are part of this EC may
\> have additional important disclosures and disclaimers, which you should
\> read. This message is subject to terms available at the following link:
\> http://www.bankofamerica.com/emaildisclaimer. By messaging with Sender you
\> consent to the foregoing.
\>

____

> Any Federal Government Agency. Attachments that are part of this EC may
> have additional important disclosures and disclaimers, which you should
> read. This message is subject to terms available at the following link:
> http://www.bankofamerica.com/emaildisclaimer. By messaging with Sender you
> consent to the foregoing.
>

12/3/2010

*** FISMA & OMB Memorandum M-07-16 ***

December 3, 2010

Ms. Kristin Marie Oberheu
Bank of America Legal Department
Via Fax #704-409-0985

Dear Ms. Oberheu:

This is to certify that I will still own 1551 shares of Bank of America Corporation in my Vanguard Trust Brokerage Account at the time of your next annual meeting, at which time I am counting on my proposal coming up for a vote by all its stockholders.

Please let me know by e-mail that this was received, and that I need do nothing further in order to qualify to have my proposal submitted.

Thank you.

Sincerely,

Sally S. Thompson

Sally S. Thompson

Faxed 5 pages:
3 page copy of prior e-mail correspondence
1 page letter from Vanguard Brokerage Services
this letter, dated 12/3/10

FROM : FAX NO. : Aug. 07 2008 03:28AM P1

Vanguard®

P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

December 2, 2010

SALLY S. THOMPSON

*** FISMA & OMB Memorandum M-07-16 ***

RE: Account Information

Dear Mrs. Thompson:

Thank you for taking the time to contact us.

We are writing to confirm you held 1,551 shares of Bank of America Corp (BAC) as of both December 31, 2006 and November 29, 2010, in your Vanguard Trust Brokerage account** FISMA & OMB Memorandum M-07-16 **).

If you have any questions, please call your Flagship representative at 800-345-1344, Ext. 17464, on business days from 8 a.m. to 10 p.m. or on Saturdays from 9 a.m. to 4 p.m., Eastern Time. If your representative is unavailable, you can speak with another representative, or you can leave a voice mail.

Sincerely,

Vanguard Brokerage Services
Retail Investment Group

HDV

10380273

From: Sally Thompson *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 27, 2010 2:53 PM
To: shareholderproposals
Subject: Fw: Message from Bank of America re: your e-mail dated 11-16-10. Attention: Matt McNair

----- Original Message -----
From: "Sally Thompson" <*** FISMA & OMB Memorandum M-07-16 ***>
To: <shareholdersproposals@sec.gov>
Cc: "Sally Thompson" <*** FISMA & OMB Memorandum M-07-16 ***>
Sent: Monday, December 27, 2010 1:58 PM
Subject: Fw: Message from Bank of America re: your e-mail dated 11-16-10.
Attention: Matt McNair

\>
\> ----- Original Message -----
\> From: "Oberheu, Kristin M -Legal" <kristin.m.oberheu@bankofamerica.com>
\> To: "Sally Thompson" <*** FISMA & OMB Memorandum M-07-16 ***>
\> Cc: <help@sec.gov>
\> Sent: Tuesday, November 30, 2010 5:29 PM
\> Subject: RE: Message from Bank of America re: your e-mail dated 11-16-10.
\>
\>
\>> Dear Ms. Thompson:
\>>
\>> Thank you for the updates. For your convenience, you may fax the
\>> verification of ownership that you receive from Vanguard and your written
\>> statement to
\>> my direct number (704-409-0985). Please note that by providing the
\>> requested information does not relinquish Bank of America's right to
\>> later object to
\>> including your proposal on related or different grounds pursuant to
\>> applicable SEC rules.
\>>
\>> Sincerely,
\>>
\>> Kristin Marie Oberheu
\>> Bank of America Corporation
\>> Legal Department
\>> 980-386-7483
\>>
\>> -----Original Message-----
\>> From: Sally Thompson [mailto:*** FISMA & OMB Memorandum M-07-16 ***]
\>> Sent: Tuesday, November 30, 2010 4:24 PM
\>> To: Oberheu, Kristin M -Legal
\>> Cc: help@sec.gov
\>> Subject: Re: Message from Bank of America re: your e-mail dated 11-16-10.
\>>
\>> Dear Ms. Oberheu:
\>>
\>> To rectify the items you mentioned in your letter previously attached to
\>> this e-mail from you, I am editing the phrasing of the submission of my
\>> stockholder proposal that did reach your office in time for the deadline

>> to be submitted to all stockholders at the next Annual Meeting to clearly
>> state only one proposal:
>>
>> "Sally S. Thompson, owner of 1551 shares of Bank of America Corporation
>> held in the UA 08/01/2002 Sally S. Thompson Revocable Trust at Vanguard
>> Brokerage Services with a cost basis of $67,984.92 , current value of
>> $18,518.94, indicating a current paper loss of -$49,465.98 on 11/15/10,
>> does make the following proposal:
>>
>> "We, the stockholders, wish to censure the top Officers and Board Members
>> of Bank of America Corporation for grossly negligent mismanagement, and
>> request that they set up a fund to return to stockholders any bonuses,
>> pay raises or other forms of compensation beyond their base pay during
>> the fiscal years of 2007, 2008, 2009, and 2010 when the stock value fell
>> drastically due to poor judgments on their part while they continued to
>> reward themselves generously".
>>
>> To censure the Board and Management, and seek stockholder restitution
>> vote yes"
>>
>> **************************************
>>
>> In accordance with other requests on your part, I telephoned a
>> representative at Vanguard who will send me by express mail a letter
>> verifying that I have owned 1551 shares of Bank of America Corporation
>> for several years, including currently. I will take their letter, add it
>> to mine assuring that I will not sell the stock until after the next
>> Annual meeting, and fax them both to the SEC and BAC, as well as mailing
>> them to you at the address you gave in your letter, all within the 14 day
>> specified limit from the time I received your response. IF THERE IS
>> ANYTHING FURTHER I NEED TO DO TO MAKE SURE THAT MY PROPOSAL IS PUBLISHED,
>> PLEASE LET ME KNOW IMMEDIATELY. Thank you. Sally S. Thompson
>>
>> cc: United States Securities and Exchange Commission
>> ----- Original Message -----
>> From: "Oberheu, Kristin M -Legal" <kristin.m.oberheu@bankofamerica.com>
>> To: *** FISMA & OMB Memorandum M-07-16 ***
>> Sent: Monday, November 22, 2010 11:11 AM
>> Subject: Message from Bank of America re: your e-mail dated 11-16-10.
>>
>>
>>> Dear Ms. Thompson.
>>>
>>> Please see attached. Also, please send me your mailing address for my
>>> records.
>>>
>>> Kind regards,
>>>
>>> Kristin Marie Oberheu
>>> Bank of America Corporation
>>> Legal Department
>>> 980-386-7483
>>>
>>> --
>>> This message w/attachments (message) is intended solely for the use of
>>> the
>>> intended recipient(s) and may contain information that is privileged,

>>> confidential or proprietary. If you are not an intended recipient,
>>> please
>>> notify the sender, and then please delete and destroy all copies and
>>> attachments, and be advised that any review or dissemination of, or the
>>> taking of any action in reliance on, the information contained in or
>>> attached to this message is prohibited.
>>> Unless specifically indicated, this message is not an offer to sell or a
>>> solicitation of any investment products or other financial product or
>>> service, an official confirmation of any transaction, or an official
>>> statement of Sender. Subject to applicable law, Sender may intercept,
>>> monitor, review and retain e-communications (EC) traveling through its
>>> networks/systems and may produce any such EC to regulators, law
>>> enforcement, in litigation and as required by law.
>>> The laws of the country of each sender/recipient may impact the handling
>>> of EC, and EC may be archived, supervised and produced in countries
>>> other
>>> than the country in which you are located. This message cannot be
>>> guaranteed to be secure or free of errors or viruses.
>>>
>>> References to "Sender" are references to any subsidiary of Bank of
>>> America
>>> Corporation. Securities and Insurance Products: * Are Not FDIC Insured *
>>> Are Not Bank Guaranteed * May Lose Value * Are Not a Bank Deposit * Are
>>> Not a Condition to Any Banking Service or Activity * Are Not Insured by
>>> Any Federal Government Agency. Attachments that are part of this EC may
>>> have additional important disclosures and disclaimers, which you should
>>> read. This message is subject to terms available at the following link:
>>> http://www.bankofamerica.com/emaildisclaimer. By messaging with Sender
>>> you
>>> consent to the foregoing.
>>>
>>
>> --
>> This message w/attachments (message) is intended solely for the use of
>> the intended recipient(s) and may contain information that is privileged,
>> confidential or proprietary. If you are not an intended recipient, please
>> notify the sender, and then please delete and destroy all copies and
>> attachments, and be advised that any review or dissemination of, or the
>> taking of any action in reliance on, the information contained in or
>> attached to this message is prohibited.
>> Unless specifically indicated, this message is not an offer to sell or a
>> solicitation of any investment products or other financial product or
>> service, an official confirmation of any transaction, or an official
>> statement of Sender. Subject to applicable law, Sender may intercept,
>> monitor, review and retain e-communications (EC) traveling through its
>> networks/systems and may produce any such EC to regulators, law
>> enforcement, in litigation and as required by law.
>> The laws of the country of each sender/recipient may impact the handling
>> of EC, and EC may be archived, supervised and produced in countries other
>> than the country in which you are located. This message cannot be
>> guaranteed to be secure or free of errors or viruses.
>>
>> References to "Sender" are references to any subsidiary of Bank of
>> America Corporation. Securities and Insurance Products: * Are Not FDIC
>> Insured * Are Not Bank Guaranteed * May Lose Value * Are Not a Bank
>> Deposit * Are Not a Condition to Any Banking Service or Activity * Are
>> Not Insured by Any Federal Government Agency. Attachments that are part

>> of this EC may have additional important disclosures and disclaimers,
>> which you should read. This message is subject to terms available at the
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>

From: Sally Thompson *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 27, 2010 2:53 PM
To: shareholderproposals
Subject: Fw: Message from Bank of America re: your e-mail dated 11-16-10. Attention Matt McNair
Attachments: AA0AC44F.PDF

----- Original Message -----
From: "Sally Thompson" <*** FISMA & OMB Memorandum M-07-16 ***>
To: <shareholdersproposals@sec.gov>
Cc: "Sally Thompson" <*** FISMA & OMB Memorandum M-07-16 ***>
Sent: Monday, December 27, 2010 1:39 PM
Subject: Fw: Message from Bank of America re: your e-mail dated 11-16-10.
Attention Matt McNair

>
> ----- Original Message -----
> From: "Oberheu, Kristin M -Legal" <kristin.m.oberheu@bankofamerica.com>
> To: "Sally Thompson" <*** FISMA & OMB Memorandum M-07-16 ***>
> Cc: <help@sec.gov>
> Sent: Wednesday, December 01, 2010 10:18 AM
> Subject: RE: Message from Bank of America re: your e-mail dated 11-16-10.
>
>
>> Good morning, Ms. Thompson.
>>
>> The submission of shareholder proposals for inclusion in the company's
>> proxy statement are
>> governed by SEC Rule 14a-8 which I attached to my letter dated November
>> 22, 2010 for your convenience.
>>
>> Regards,
>>
>> Kristin Marie Oberheu
>> Bank of America Corporation
>> Legal Department
>> 980-386-7483
>>
>> -----Original Message-----
>> From: Sally Thompson [mailto:*** FISMA & OMB Memorandum M-07-16 ***]
>> Sent: Tuesday, November 30, 2010 11:11 PM
>> To: Oberheu, Kristin M -Legal
>> Cc: help@sec.gov
>> Subject: Re: Message from Bank of America re: your e-mail dated 11-16-10.
>>
>> Please could you and the SEC explain to me under what SEC provision does
>> the
>> SEC allow Bank of America the arbitrary privilege of denying any
>> stockholder
>> they want to the opportunity to present a proposal for stockholder
>> voting?
>> ----- Original Message -----
>> From: "Oberheu, Kristin M -Legal" <kristin.m.oberheu@bankofamerica.com>

>> To: "Sally Thompson" <*** FISMA & OMB Memorandum M-07-16 ***>
>> Cc: <help@sec.gov>
>> Sent: Tuesday, November 30, 2010 5:29 PM
>> Subject: RE: Message from Bank of America re: your e-mail dated 11-16-10.
>>
>>
>>> Dear Ms. Thompson:
>>>
>>> Thank you for the updates. For your convenience, you may fax the
>>> verification of ownership that you receive from Vanguard and your
>>> written
>>> statement to
>>> my direct number (704-409-0985). Please note that by providing the
>>> requested information does not relinquish Bank of America's right to
>>> later
>>> object to
>>> including your proposal on related or different grounds pursuant to
>>> applicable SEC rules.
>>>
>>> Sincerely,
>>>
>>> Kristin Marie Oberheu
>>> Bank of America Corporation
>>> Legal Department
>>> 980-386-7483
>>>
>>> -----Original Message-----
>>> From: Sally Thompson [mailto:*** FISMA & OMB Memorandum M-07-16 ***]
>>> Sent: Tuesday, November 30, 2010 4:24 PM
>>> To: Oberheu, Kristin M -Legal
>>> Cc: help@sec.gov
>>> Subject: Re: Message from Bank of America re: your e-mail dated
>>> 11-16-10.
>>>
>>> Dear Ms. Oberheu:
>>>
>>> To rectify the items you mentioned in your letter previously attached to
>>> this e-mail from you, I am editing the phrasing of the submission of my
>>> stockholder proposal that did reach your office in time for the deadline
>>> to be submitted to all stockholders at the next Annual Meeting to
>>> clearly
>>> state only one proposal:
>>>
>>> "Sally S. Thompson, owner of 1551 shares of Bank of America Corporation
>>> held in the UA 08/01/2002 Sally S. Thompson Revocable Trust at Vanguard
>>> Brokerage Services with a cost basis of $67,984.92 , current value of
>>> $18,518.94, indicating a current paper loss of -$49,465.98 on 11/15/10,
>>> does make the following proposal:
>>>
>>> "We, the stockholders, wish to censure the top Officers and Board
>>> Members
>>> of Bank of America Corporation for grossly negligent mismanagement, and
>>> request that they set up a fund to return to stockholders any bonuses,
>>> pay
>>> raises or other forms of compensation beyond their base pay during the
>>> fiscal years of 2007, 2008, 2009, and 2010 when the stock value fell
>>> drastically due to poor judgments on their part while they continued to

>>> reward themselves generously".
>>>
>>> To censure the Board and Management, and seek stockholder restitution
>>> vote
>>> yes"
>>>
>>> *************************************
>>>
>>> In accordance with other requests on your part, I telephoned a
>>> representative at Vanguard who will send me by express mail a letter
>>> verifying that I have owned 1551 shares of Bank of America Corporation
>>> for
>>> several years, including currently. I will take their letter, add it to
>>> mine assuring that I will not sell the stock until after the next Annual
>>> meeting, and fax them both to the SEC and BAC, as well as mailing them
>>> to
>>> you at the address you gave in your letter, all within the 14 day
>>> specified limit from the time I received your response. IF THERE IS
>>> ANYTHING FURTHER I NEED TO DO TO MAKE SURE THAT MY PROPOSAL IS
>>> PUBLISHED,
>>> PLEASE LET ME KNOW IMMEDIATELY. Thank you. Sally S. Thompson
>>>
>>> cc: United States Securities and Exchange Commission
>>> ----- Original Message -----
>>> From: "Oberheu, Kristin M -Legal" <kristin.m.oberheu@bankofamerica.com>
>>> To: <* FISMA & OMB Memorandum M-07-16 *>
>>> Sent: Monday, November 22, 2010 11:11 AM
>>> Subject: Message from Bank of America re: your e-mail dated 11-16-10.
>>>
>>>
>>>> Dear Ms. Thompson.
>>>>
>>>> Please see attached. Also, please send me your mailing address for my
>>>> records.
>>>>
>>>> Kind regards,
>>>>
>>>> Kristin Marie Oberheu
>>>> Bank of America Corporation
>>>> Legal Department
>>>> 980-386-7483
>>>>
>>>> --
>>>> This message w/attachments (message) is intended solely for the use of
>>>> the
>>>> intended recipient(s) and may contain information that is privileged,
>>>> confidential or proprietary. If you are not an intended recipient,
>>>> please
>>>> notify the sender, and then please delete and destroy all copies and
>>>> attachments, and be advised that any review or dissemination of, or the
>>>> taking of any action in reliance on, the information contained in or
>>>> attached to this message is prohibited.
>>>> Unless specifically indicated, this message is not an offer to sell or
>>>> a
>>>> solicitation of any investment products or other financial product or
>>>> service, an official confirmation of any transaction, or an official
>>>> statement of Sender. Subject to applicable law, Sender may intercept,

>>>> monitor, review and retain e-communications (EC) traveling through its
>>>> networks/systems and may produce any such EC to regulators, law
>>>> enforcement, in litigation and as required by law.
>>>> The laws of the country of each sender/recipient may impact the
>>>> handling
>>>> of EC, and EC may be archived, supervised and produced in countries
>>>> other
>>>> than the country in which you are located. This message cannot be
>>>> guaranteed to be secure or free of errors or viruses.
>>>>
>>>> References to "Sender" are references to any subsidiary of Bank of
>>>> America
>>>> Corporation. Securities and Insurance Products: * Are Not FDIC Insured
>>>> *
>>>> Are Not Bank Guaranteed * May Lose Value * Are Not a Bank Deposit * Are
>>>> Not a Condition to Any Banking Service or Activity * Are Not Insured by
>>>> Any Federal Government Agency. Attachments that are part of this EC may
>>>> have additional important disclosures and disclaimers, which you should
>>>> read. This message is subject to terms available at the following link:
>>>> http://www.bankofamerica.com/emaildisclaimer. By messaging with Sender
>>>> you
>>>> consent to the foregoing.
>>>>
>>>
>>> --
>>> This message w/attachments (message) is intended solely for the use of
>>> the
>>> intended recipient(s) and may contain information that is privileged,
>>> confidential or proprietary. If you are not an intended recipient,
>>> please
>>> notify the sender, and then please delete and destroy all copies and
>>> attachments, and be advised that any review or dissemination of, or the
>>> taking of any action in reliance on, the information contained in or
>>> attached to this message is prohibited.
>>> Unless specifically indicated, this message is not an offer to sell or a
>>> solicitation of any investment products or other financial product or
>>> service, an official confirmation of any transaction, or an official
>>> statement of Sender. Subject to applicable law, Sender may intercept,
>>> monitor, review and retain e-communications (EC) traveling through its
>>> networks/systems and may produce any such EC to regulators, law
>>> enforcement, in litigation and as required by law.
>>> The laws of the country of each sender/recipient may impact the handling
>>> of EC, and EC may be archived, supervised and produced in countries
>>> other
>>> than the country in which you are located. This message cannot be
>>> guaranteed to be secure or free of errors or viruses.
>>>
>>> References to "Sender" are references to any subsidiary of Bank of
>>> America
>>> Corporation. Securities and Insurance Products: * Are Not FDIC Insured *
>>> Are Not Bank Guaranteed * May Lose Value * Are Not a Bank Deposit * Are
>>> Not a Condition to Any Banking Service or Activity * Are Not Insured by
>>> Any Federal Government Agency. Attachments that are part of this EC may
>>> have additional important disclosures and disclaimers, which you should
>>> read. This message is subject to terms available at the following link:
>>> http://www.bankofamerica.com/emaildisclaimer. By messaging with Sender
>>> you

>>> consent to the foregoing.
>>>
>>
>>
>> --
>> This message w/attachments (message) is intended solely for the use of
>> the
>> intended recipient(s) and may contain information that is privileged,
>> confidential or proprietary. If you are not an intended recipient, please
>> notify the sender, and then please delete and destroy all copies and
>> attachments, and be advised that any review or dissemination of, or the
>> taking of any action in reliance on, the information contained in or
>> attached to this message is prohibited.
>> Unless specifically indicated, this message is not an offer to sell or a
>> solicitation of any investment products or other financial product or
>> service, an official confirmation of any transaction, or an official
>> statement of Sender. Subject to applicable law, Sender may intercept,
>> monitor, review and retain e-communications (EC) traveling through its
>> networks/systems and may produce any such EC to regulators, law
>> enforcement, in litigation and as required by law.
>> The laws of the country of each sender/recipient may impact the handling
>> of EC, and EC may be archived, supervised and produced in countries other
>> than the country in which you are located. This message cannot be
>> guaranteed to be secure or free of errors or viruses.
>>
>> References to "Sender" are references to any subsidiary of Bank of
>> America
>> Corporation. Securities and Insurance Products: * Are Not FDIC Insured *
>> Are Not Bank Guaranteed * May Lose Value * Are Not a Bank Deposit * Are
>> Not a Condition to Any Banking Service or Activity * Are Not Insured by
>> Any Federal Government Agency. Attachments that are part of this EC may
>> have additional important disclosures and disclaimers, which you should
>> read. This message is subject to terms available at the following link:
>> http://www.bankofamerica.com/emaildisclaimer. By messaging with Sender
>> you
>> consent to the foregoing.
>>
>

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 20, 2010

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposals Submitted by Sally Thompson

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposals described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received, via electronic mail, two proposals and a supporting statement dated November 16, 2010 (the "Original Submission"), as revised on November 30, 2010 (the "Proposals"), from Sally Thompson (the "Proponent") for inclusion in the proxy materials for the 2011 Annual Meeting. The Original Submission and the Proposals are attached hereto as **Exhibit A** and **Exhibit B**, respectively. The 2011 Annual Meeting is scheduled to be held on or about May 11, 2011. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 30, 2011.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals;

2. Six copies of the Proposals; and

3. To the extent required by Rule 14a-8(j)(2)(iii), this letter shall also serve as my legal opinion with respect to the discussion of Rule 14a-8(i)(1) below. I am licensed to practice law in the states of North Carolina and Maryland.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposals from the Corporation's proxy materials for the 2011 Annual Meeting.

THE PROPOSAL

The Proposals and supporting statement read as follows:

> "We, the stockholders, ***wish to censure*** the top Officers and Board Members of Bank of America Corporation for grossly negligent mismanagement, ***and request that they set up a fund*** to return to stockholders any bonuses, pay raises or other forms of compensation beyond their base pay during the fiscal years of 2007, 2008, 2009, and 2010 when the stock value fell drastically due to poor judgments on their part while they continued to reward themselves generously". [sic]
>
> To censure the Board and Management, ***and*** seek stockholder restitution vote yes.

(emphasis added)

The proposals and supporting statement included in the Original Submission read as follows:

> The Board and Management of Bank of America has acted irresponsibly and ***deserves the censure*** of BAC stockholders. Their poor management of the Mortgage Division, granting loans way beyond the means of the borrowers, was immoral and reckless. The public bailout these actions required tarnished the reputation of Bank of America, and cost taxpayers such as myself and my grandchildren tax revenue expenditures they should not have had to pay. For the Board and Management to grant themselves exceedingly high salaries and bonuses during this time shows a

> selfish personal greed that is absolutely obscene. To use Corporate (stockholder) Funds in November, 2010, to run advertisements on television trying to dupe the public into believing that Bank of America is now creating a bright future for this economy is the ultimate slap in the face of the stockholders who depended on Bank of America to be run wisely and efficiently to help provide dividend income upon which to retire. To have promptly loaned out the bail out money given by the taxpayers to each and every qualified borrower and refinancing of existing loans to make payments more affordable would have been the only advertisement that Bank of America needed to show it was finally putting things right. In ***addition to a stockholder censure,*** I recommend that the Board and Management should ***compensate stockholders*** for their losses by returning all but minimal total personal compensation to the Bank to be divided among stockholders.
>
> To censure the Board and Management, ***and*** seek stockholder compensation vote yes

(emphasis added)

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposals may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rules and 14a-8(f), 14a-8(i)(1), 14a-8(i)(8), 14a-8(i)(7), 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(13). The Corporation believes it may omit the Proposals pursuant to Rule 14a-8(f) because the Proponent has failed to satisfy the eligibility requirements set forth under Rule 14a-8(b) and has exceeded the one proposal limitation set forth under Rule 14a-8(c). The Proposals may be excluded pursuant to Rule 14a-8(i)(1) because they deal with a matter that is not a proper subject for action by stockholders under Delaware law. The Proposals may be excluded pursuant to Rule 14a-8(i)(8) because they relate to a nomination or an election for membership on the Corporation's Board of Directors (the "Board"). The Proposals may be excluded pursuant to Rule 14a-8(i)(7) because they deal with matters relating to the ordinary business of the Corporation. The Proposals may be excluded pursuant to Rule 14a-8(i)(3) because they are vague and indefinite in violation of the proxy rules. The Proposals may be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power and authority to implement them. Finally, the Proposals may be excluded pursuant to Rule 14a-8(i)(13) because they relate to a specific amount of securities.

1. The Corporation may omit the Proposals pursuant to Rule 14a-8(f) because the Proponent has failed to satisfy the eligibility requirements set forth under Rule 14a-8(b) and has exceeded the one proposal limitation set forth under Rule 14a-8(c).

A. Background and request to cure defects.

On November 16, 2010, the Corporation received the Original Submission via electronic mail. The Original Submission indicated that the Proponent was the owner of 1,551 shares of the Corporation's common stock. The Original Submission also included a "Cost basis account summary" from Vanguard Brokerage Services that failed to meet the requirements of Rule 14a-8, and the Corporation's stockholder records did not reflect that the Proponent was a record holder. After review of the Original Submission, the Corporation also determined that the Proponent exceeded the one proposal limitation. Accordingly, by letter dated November 22, 2010 (the "Defect Letter"), a copy of which is attached hereto as **Exhibit C**, the Corporation requested, among other things, (1) documentary support of the Proponent's ownership in the Corporation and (2) revision of the Proposals to reduce the number of proposals submitted to one. The Defect Letter was sent via electronic mail to the address provided and used by the proponent. Based on the electronic delivery receipt received by the Corporation, a copy of which is also attached as part of **Exhibit C**, the Proponent received the Defect Letter on November 22, 2010. The Defect Letter specifically referenced the 14-day deadline and provided the relevant portions of Rule 14a-8.

The Proponent corresponded via electronic mail with the Corporation regarding the matters raised in the Defect Letter on numerous occasions on November 30, 2010. In addition, on December 3, 2010, the Proponent sent the following by facsimile: a letter dated December 2, 2010 from Vanguard Brokerage Services to the Proponent (the "Vanguard Letter"), a letter from the Proponent regarding her stock ownership and copies of the November 30, 2010 email correspondence. The November 30, 2010 email correspondence and the December 3, 2010 facsimile are collectively referred to as the "Defect Letter Responses" and are attached hereto as **Exhibit D**.

B. The Corporation may omit the Proposals pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent failed to provide the requested documentary support of the Proponent's stock ownership.

Pursuant to Rule 14a-8(b), a proponent must have continuously held at least $2,000 in market value of voting securities for at least one year prior to submitting a proposal and must continue to hold these securities through the date of the company's annual meeting. Pursuant to Rule 14a-8(f), a registrant must request documentary support of the proponent's ownership within 14 calendar days of its receipt of a proposal, and the proponent must furnish such support within 14 calendar days of his or her receipt of the registrant's request.

As noted above, and as set forth in **Exhibit C** hereto, the Defect Letter clearly stated the requirements of Rule 14a-8, including the relevant deadlines, and provided a copy of the relevant parts of Rule 14a-8. After examination of the Defect Letter Responses and the ownership information provided in the Original Submission, the Corporation does not believe that the Proponent has satisfied the requirements of Rule 14a-8(b). The Vanguard Letter states, "We are writing to confirm [the Proponent] held 1,1551 shares of Bank of America Corp (BAC) as of ***both December 31, 2006 and November 29, 2010***, in your Vanguard Trust Brokerage account. . . ." (emphasis added) To date, no other documentary support has been provided by or on behalf of the Proponent or Vanguard Brokerage Services.

As noted, the Corporation does not believe that the Vanguard Letter (taken together with the ownership information provided in the Original Submission) satisfies the documentary requirements. Under the most favorable reading of the Vanguard Letter, the Corporation can only be certain that the Proponent held the required amount of common stock on two specific dates, December 31, 2006 and November 29, 2010. In addition, the Vanguard Letter is silent with respect to the Proponent's ownership on November 16, 2010, the date of the Original Submission. As the Original Submission does not include a beginning or ending ownership date, the Corporation can only assume that the Proponent held some position in the Corporation for some undefined period of time.

The Proponent has not provided ownership evidence meeting the requirements of Rule 14a-8 to verify that she has maintained continuous ownership for one year prior to November 16, 2010, the date the Proposals were submitted. Based on the Vanguard Letter and the Original Submission, there is no way to rule out the possibility that the Proponent (1) did not own the requisite amount of securities of the Corporation continuously for one year prior to November 16, 2010 or (2) did not own any securities of the Corporation on November 16, 2010. In either instance, the Proponent would be ineligible to submit a proposal for the 2011 Annual Meeting.

The Division has consistently interpreted the procedural requirements under Rule 14a-8(b) and Rule 14a-8(f)(1) in permitting the exclusion of a stockholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under such rules. *See Union Pacific Corp.* (January 29, 2010) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Bank of America Corporation* (February 24, 2009) (proposal excludable where proponent provided evidence of ownership from December 1, 2008 (the date of the broker's letter) but not for one year prior to November 18, 2008 (the date the proposal was submitted); *OCA, Inc.* (February 24, 2005) (proposal excludable where proponent submitted a statement of ownership stating he had held shares "continuously since January 8, 2004," rather than showing ownership from January 4, 2004, one year prior to the date of the proposal's submission); *Unocal Corporation* (February 25, 2004) (proposal excludable where proponent submitted a statement of ownership stating she held shares continuously from December 27, 2002 and not from December 9, 2003, the date of the proposal's submission); and *AutoNation, Inc.* (March 14, 2002) (proposal excludable where proponent submitted a statement of ownership stating that he had continuously held his shares since December 12, 2000, rather than showing ownership from December 10, 2000, one year prior to the date of the proposal's submission). *See also Nabors Industries Ltd.* (March 8, 2005) (proposal excludable where proponent's compliance was eight days late) and *Time Warner Inc.* (January 21, 2005) (proposal excludable where proponent's compliance was one day late).

Based on the foregoing, and given that the Proponent failed to provide the requested documentary support of her stock ownership within the required 14-day period, she has failed to comply with the requirements of Rules 14a-8(b) and 14a-8(f). Accordingly, the Proposals may properly be omitted from the Corporation's proxy materials for the 2011 Annual Meeting.

C. The Corporation may omit the Proposals pursuant to Rules 14a-8(c) and 14a-8(f) because the Proponent has exceeded the one proposal limitation.

Rule 14a-8(c) provides that each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Rule 14a-8 further provides that a stockholder may comply with the rule by reducing the number of proposals submitted to a company to one within 14 days of notification by the company of the defect. Notwithstanding the fact that the Proponent framed her request in terms of one stockholder resolution and claimed that she is "only making only one proposal," the Proposals submitted by the Proponent violate Rule 14a-8(c) because they consist of more than one proposal. As noted above, the Proponent was informed of this defect via the Defect Letter. In the Defect Letter Responses, the Proponent revised the Proposals and supporting statement but failed to reduce the number of proposals to one. As of the date of this letter, the Proponent has not provided any further revisions.

In adopting the one proposal limitation in 1983, the Commission noted that the purpose of the limitation is "to reduce issuer costs and to improve the readability of proxy statements." *Exchange Act Release No. 20091* (August 16, 1983); *see also, Exchange Act Release No. 12999* (November 22, 1976). The Division has consistently taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c). *See Fotoball, Inc.* (May 6, 1997) (proposals relating to a minimum share ownership of directors, form of director compensation and business relationships between an issuer and its non-employee directors constituted multiple proposals) and *American Electric Power Company, Inc.* (January 2, 2001) (proposals relating to tenure, meetings and compensation of the board constituted multiple proposals). In certain circumstances, the Division has taken the position that multiple proposals will be deemed to constitute one proposal if they are related to a single, well-defined unifying concept. *See Securities Exchange Act Release No. 12999* (November 22, 1976). Unlike the proposals set forth in *Computer Horizons Corp.* (April 1, 1993) (proposals unified by the concept of the elimination of takeover defenses), the Proposals represent more than a single, well defined and unified concept. As a result, the Corporation believes that it may exclude the Proposals in accordance with Rule 14a-8(f)(1) because of the Proponent's failure to comply with Rule 14a-8(c).

Although the Proposals are presented as one item, they address clear and distinct concepts. The Proposals seek to both (1) censure the Corporation's Board and management and (2) receive stockholder restitution (i.e., a special stockholder dividend funded by the return of compensation previously paid to "top Officers and Board Members"). The Division has found proposals excludable even where the components of a multi-part proposal relate to a central topic when the proposal contemplates a variety of loosely related actions. See *General Motors Corporation* (April 9, 2007); *Torotel, Inc.* (November 1, 2006); and *Compuware Corporation* (July 3, 2003). The two parts of the Proposals represent the Proponent's proposed solutions to her complaint regarding recent performance of the Corporation and its stock performance. However, given the distinct nature of the Proposals, permitting the Proponent to submit two broad ranging proposals packaged as one proposal is contrary to Rule 14a-8 and the proxy rules generally.

Under the proxy rules, if the Corporation were presenting the Proposals as a single proposal, the rules regarding the appropriateness of bundling voting items would be called into question. Rule 14a-5 requires that information included in a proxy statement must be "clearly presented" and the statements made must be "divided into groups according to subject matter." Unlike this requirement, the Proposals are distinct in their application and require separate consideration by stockholders.

Although presented as one, the Proponent is making two clearly distinct requests - (1) censure of the Corporation's Board and management and (2) stockholder restitution through a special dividend funded with compensation previously paid to top officers and directors. Based on the forgoing, the Proposals may be omitted from the proxy materials pursuant to Rules 14a-8(c) and 14a-8(f) of the Exchange Act.

2. The Corporation may omit the Proposals pursuant to Rule 14a-8(i)(1) because they deal with matters that are not a proper subject for action by stockholders under Delaware law.

Rule 14a-8(i)(1) provides an exclusion for stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The

Proposals would require action that, under state law, falls within the scope of the powers of the Corporation's Board. The Corporation is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

The Division has consistently permitted the exclusion of stockholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. *See Bank of America Corporation* (February 24, 2010); *MGM MIRAGE* (February 6, 2008); *Cisco Systems, Inc.* (July 29, 2005); *Constellation Energy Group, Inc.* (March 2, 2004); *Philips Petroleum Company* (March 13, 2002); and *Ford Motor Co.* (March 19, 2001). Additionally, the note to Rule 14a-8(i)(1) provides, in part, that "(d)epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Proposals are not drafted as a request of, or as a recommendation to, the Corporation's Board. Instead, the Proposals mandate Board action. Thus, the Proposals relate to matters for which only the Corporation's Board has the power to review, evaluate and make proper determinations. Accordingly, in my opinion as counsel to the Corporation, the Proposals are not proper for stockholder action under Delaware law and are excludable under Rule 14a-8(i)(1).

3. The Corporation may omit the Proposals pursuant to Rule 14a-8(i)(8) because they relate to a nomination or an election for membership on the Corporation's Board.

Rule 14a-8(i)(8) provides an exclusion for stockholder proposals that relate to an election for membership on a company's board of directors. On a number of occasions, the Division has stated that it would not recommend enforcement action to the Commission if a registrant excluded a proposal under Rule 14a-8(i)(8) (and its predecessor, Rule 14a-8(c)(8)) where the proposal, together with the supporting statement, questions the business judgment, competence or service of directors who will stand for re-election at an upcoming annual meeting of stockholders. Further, the Commission confirmed this interpretation in *Exchange Act Release 34-62764* (August 25, 2010) (stating that a company would be permitted to exclude a proposal pursuant to Rule 14a-8(i)(8) if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors . . . or [o]therwise could affect the outcome of the upcoming election of directors"). In addition, the Division has long held that proposals to censure directors who will stand for re-election may be excluded under Rule 14a-8(i)(8). *See Marriott International, Inc.* (March 12, 2010) and *Brocade Communications Systems, Inc.* (January 31, 2007) (both proposals excludable as they questioned the business judgment of board members who were standing for re-nomination); *Exxon Mobil*

Corporation (March 20, 2002) (proposal excludable where the proposal, together with the supporting statement, questioned the business judgment of the company's chairman, who planned to stand for re-election); *AT&T Corp.* (February 13, 2001) (proposal excludable when it questioned the business decisions of the incumbent chairman and CEO who were standing for re-election); *Great Atlantic & Pacific Tea Company, Inc.* (March 8, 1996) (proposal excludable when it censured the chief executive officer for "abysmal" corporation performance over a six-year period); *Black & Decker Corp.* (January 21, 1997) (proposal to separate the position of chairman and CEO excludable where the supporting statement questioned the business judgment, competence and service of the CEO standing for re-election); *Novell, Inc.* (January 17, 2001) and *UAL Corporation*, (January 18, 1991) (proposals calling for a vote of "no confidence" in the company's board of directors excludable); and *Time Warner Inc.* (March 23, 1990) (proposal excludable as it sought to censure the company's directors).

The Proposals fall squarely within the Commission's interpretations and the Division's prior no-action letters. The Proposals clearly question the business judgment and ability of the current directors and management, including those directors who will stand for re-election at the 2011 Annual Meeting. The supporting statement states that the "top Officers and Board Members of Bank of America Corporation" should be censured "for grossly negligent mismanagement" and that the stock value fell "due to poor judgments on their part while they continued to reward themselves generously." One of the two Proposals further seeks an express vote to "censure the Board and Management."

By their terms, and underlying meaning, the Proposals target the Corporation's current Board members, all of whom will most likely be nominated for re-election at the 2011 Annual Meeting. Accordingly, because the Division has repeatedly allowed companies to exclude proposals from their proxy materials that question the ability of particular individuals to serve as directors, the Corporation intends to exclude the Proposals from its proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(8).

4. The Corporation may omit the Proposals pursuant to Rule 14a-8(i)(7) because they deal with a matters of ordinary business.

Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(8)) permits a company to exclude a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." With respect to the determination of what constitutes such business matters, the Commission has stated that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. *Exchange Act Release No. 34-40018* (May 21, 1998). Longstanding examples include the management of the workforce, such as the hiring, promotion, discipline and termination of employees. *See id.* The Division has consistently taken the position that any proposals seeking to censure, discipline or remove executive officers are excludable under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). *See UAL Corporation* (March 15, 1990) ("*UAL*") and *Deere & Company* (August 30, 1999) ("*Deere*").

In *UAL*, a proposal to censure the President and CEO for his conduct in promoting the unconsummated leveraged buyout of the company, the Division found that the proposal could be excluded under the predecessor to Rule 14a-8(i)(7). On a request for reconsideration, the Division reiterated that Rule 14a-8(c)(7) provided the basis for the omission of the proposal because the proposal sought the censure and resignation of an executive officer, a matter related to the conduct of the ordinary business operations of the company. Similarly, in *Deere*, a proponent sought to censure and reduce the annual salary of the company's CEO as a result of certain "failures of duty." Since determining the appropriateness of disciplinary actions constituted an important element in the board's management of the company, the registrant in *Deere* argued that the proposal should be excluded under rule 14a-8(i)(7). The Division concurred with the registrant's exclusion request, noting specifically "that the proposal appears to focus on the decision of whether to discipline a particular employee."

As noted, the Division has taken the position that proposals focusing on the decision to terminate, censure, punish or otherwise discipline a particular officer or executive are excludable under Rule 14a-8(i)(7). The Division has permitted exclusion of proposals under Rule 14a-8 in situations where a stockholder, like the Proponent, attempts to use the stockholder proposal process to discredit senior management. *See, e.g., Allegheny Energy, Inc.* (March 3, 2003) (proposal to remove the CEO and President excluded under 14a-8(i)(7) as relating to ordinary business operations (i.e. termination, hiring or promotion of employee)); *Merrill Lynch & Co., Inc.* (February 8, 2002) (proposal to force CEO to resign excluded under 14a-8(i)(7) as relating to ordinary business operations (i.e. termination, hiring or promotion of employee)); and *Norfolk Southern Corporation* (February 1, 2001) (proposal to "remove the [company's] current top management and immediately commence a systematic search for qualified experts with the experience, knowledge, and creativity necessary to turn the company's performance around [i.e., to replace management]" was excludable under rule 14a-8(i)(7)). As noted above, the supporting statement states that the "top Officers" should be censured "for grossly negligent mismanagement" and that the stock value fell "due to poor judgments on their part while they continued to reward themselves generously." The Proposals further seek an express vote to "censure the Board and Management" and to use a compensation clawback to discipline management and fund a special stockholder dividend.

The Proposals call for the censure of "Management," question the actions of "top Officers" and seek a clawback of previously paid compensation in order to discipline management as well as fund a special stockholder dividend. Accordingly, the Proposals may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(7).

5. The Corporation may omit the Proposals pursuant to Rule 14a-8(i)(3) because they are vague and indefinite and impugn the character of the Corporation's Board and management in violation of Rules 14a-9 and 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"). *See also Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations. This includes Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." In addition, Rule 14a-9 provides a statement that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct" without factual foundation as an example of what may be misleading within the meaning of Rule 14a-9. Note (b) of Rule 14a-9. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004). The Division has also concurred with the exclusion of portions of supporting statements where unfounded allegations of wrongdoing are made by proponents. *See PMC Sierra Inc.* (March 1, 2004).

A. The Proposals are vague and indefinite.

The Division, in numerous no-action letters, has permitted the exclusion of vague or indefinite stockholder proposals where the company was not able to determine with any certainty what actions would be required if the proposal was adopted. *See Bank of America Corporation* (February 25, 2008) (excluding a proposal regarding a moratorium on certain financing and investment activities); *Wendy's* (excluding a proposal requesting a report on the progress made toward "'accelerating development' of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend governance documents to prohibit indemnification for acts of "reckless neglect"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a policy of "improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal nor the subject company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by the stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

The Proposals are so inherently vague and indefinite that neither the stockholders voting on the Proposals nor the Corporation in implementing them (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposals require. The Proposals and supporting statement leave key terms and phrases undefined. For instance, the Proposals use the phrase "top Officers" but do not define what officers are included in this reference. Does the Proponent mean only the chief executive officer and the chief financial officer? Or possibly only the named executive officers? Would heads of business lines be included? Vice presidents? The size and scope of the "top Officer" class is unknown and subject to multiple interpretations.

In addition, one of the Proposals calls for the establishment of a "fund to return to stockholders any bonuses, pay raises or other forms of compensation beyond their base pay during the fiscal years of 2007, 2008, 2009, and 2010. . . ." However, the Proposals do not provide any necessary details concerning the fund. For example, who would manage the fund - the Corporation, a third party trustee, a stockholder representative? How would funds be distributed to stockholders? What current stockholders would be entitled to participate? Would former stockholders who have sold their shares since 2007 be permitted to participate? How would stockholders who are in a gain position be treated? How would funds be collected from the Board and "top Officers"? In light of the fact that the clawback would extend as far back as 2007 and Board and senior management personnel have changed significantly since that time, who would be required to contribute? And how would funds be collected from former directors and executives? Further, what would be included in the undefined reference to "other forms of compensation," and how would such compensation be valued?

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to implement the Proposal. The Proposal is not clearly presented, and the Corporation's stockholders cannot be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading that the Proposals may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

B. The Proposals impugn character, integrity or personal reputation without factual foundation.

The Proposals also directly impugn the character, integrity and personal reputation of the Board and management in violation of Rule 14a-9. The Proposals claim that the "top Officers and Board Members" engaged in "grossly negligent mismanagement" and that they exercised "poor judgments . . . while they continued to reward themselves generously." No factual foundation or support for these statements is provided, and these statements directly impugn the character, integrity and personal reputation of the Corporation's Board and management. The Corporation therefore believes that the Proposals may be omitted under Rule 14a-8(i)(3).

6. The Corporation may omit the Proposals pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposals.

Rule 14a-8(i)(6) provides that a company may omit a proposal "[i]f the company would lack the power or authority to implement the proposal." Rule 14a-8(i)(6) permits the omission of a proposal or supporting statement if it requires the company to take an action that the company is unable to take because it lacks the power or authority to do so. *See SLB 14.* The Division reminds stockholders that when drafting a proposal, they should consider whether the requested action is within the scope of a company's power or authority. *Id.*

As discussed in detail above, the Proposals are so inherently vague and indefinite that neither the stockholders voting on the proposal nor the Corporation in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what is required under the Proposals. The discussion set forth in section 5.A above is incorporated herein. Because the Proposals leave key phrases undefined, they are necessarily subject to multiple interpretations. The Proposals have a one paragraph supporting statement that does not provide sufficient guidance to enable the Corporation to implement them without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Corporation cannot reasonably implement such a vague and open-ended proposal. *See generally International Business Machines Corp.* (January 14, 1992) (applying predecessor Rule 14a-8(c)(6)); *Schering-Plough Corp.* (March 27, 2008); and *Bank of America Corporation* (February 26, 2008).

In addition, the Corporation does not believe it otherwise has the legal authority or any other authority to clawback or otherwise collect or recover compensation previously paid to current and former Board members and management pursuant to the terms of the Proposals. Thus, if approved, the Corporation would not have the ability to implement one part of the Proposals.

Based on the foregoing, the Corporation lacks both the power and authority to implement the Proposals, and, thus, the Proposals may be excluded under Rule 14a-8(i)(6).

7. The Corporation may omit the Proposals pursuant to Rule 14a-8(i)(13) because they relate to a specific amount of cash or stock dividends.

Rule 14a-8(i)(13), and its predecessor Rule 14a-8(c)(13), provide that a stockholder proposal is excludable if it relates to specific amounts of cash or stock dividends. Furthermore, the Division has consistently held stockholder proposals seeking to directly link increases in executive compensation to increases in dividends, whether directly or pursuant to a formula, are excludable under Rule 14a-8(i)(13). In other words, the proposal need not state a specific dollar amount of dividends where the amount is otherwise calculable. For example, in *Bank of America Corporation* (February 24, 2009) ("*Bank of America*"), a proposal that created a direct link between salary levels, bonuses and stock option grants of top tier management of the company until "the original full dividend is restored" was excludable under Rule 14a-8(i)(13). The proponent in *Bank of America* did not expressly define the amount of the dividend requested; however, the proponent's reference to the company's 50% cut in dividends in October 2008 indicated that the "original full dividend" referred to the dividend in effect immediately prior to the October 2008 dividend cut, which was $0.64 per share of common stock. The Division also found the proposal in *Xcel Energy, Inc.* (March 14, 2003) excludable pursuant to Rule 14a-8(i)(13) where the proponent requested (1) a reduction in and cap of senior management salaries, with such salaries to only be incrementally increased based upon percentage increases in the common stock dividend and (2) a suspension of stock options and bonuses until the dividend per share was restored to $1.50. Further, in *Banknorth Group, Inc.* (February 16, 1995) ("*Banknorth*"), a proposal called for "[n]o bonuses, stock awards, options or other forms of incentive compensation [to] be awarded to the Company's officers so long as the annual dividend to shareholders remains less than the amount ($1.08 per share) paid in 1990." The Division found the *Banknorth* proposal excludable pursuant to Rule 14a-8(c)(13) "as a matter relating to specific amounts of cash or stock dividends." In *Central Vermont Public Service Corporation* (November 30, 1995), the Division found a proposal "to restore the dividend to 35.5 cents a quarter" excludable "under Rule 14a-8(c)(13) as a matter relating to specific amounts of cash or stock dividends." *See also Echlin, Inc.* (October 16, 1995); *Delmarva Power & Light Company* (February 12, 1996); and *Delmarva Power and Light Company* (February 21, 1995).

Unlike proposals seeking to establish a general dividend policy, the Proposals, like the precedent discussed above, seek a specific amount of dividends and uses executive compensation as the basis to calculate the amount. Although we believe this assumption is not supportable, based on the language of the Proposals and solely for purposes of this discussion, we have assumed that the Proponent is intending to define the term "Board Members" as any person serving on the Board during the period from January 1, 2007 to December 31, 2010 and the term "top Officers" as any person reported as a named executive officer during the period from January 1, 2007 to December 31, 2010. Based on this assumption, the Corporation could use the Proposals as a formula to calculate a specific amount of dividends. Essentially, the Proponent wants a dividend equal to the amount of "any bonuses, pay raises or other forms of compensation" paid to "Board Members" and "top Officers" above their base salaries for fiscal years of 2007 - 2010. Once this amount is collected, it is the Proponent's intent for it to be distributed to stockholders as a special dividend or distribution.

Among other things, the Proposals seek payment of a specific dividend calculated under the formula provided by the Proponent. Accordingly, the Proposals relate to a specific amount of dividends and are properly excludable pursuant to Rule 14a-8(i)(13).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposals may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Division by February 3, 2011 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Sally Thompson
Craig T. Beazer

HUNTON & WILLIAMS

EXHIBIT A

Original Submission

From: Sally Thompson ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 16, 2010 5:58 PM
To: IR
Subject: Please forward this to the Corporate Secretary's office immediately to meet the deadline for a stockholder proposal submission.

Sally S. Thompson, owner of 1551 shares of Bank of America on 11/15/2010 with a cost basis of $67,984.92 , current value of $18,518.94, indicating a current paper loss of –$49,465.98, does make the following proposal:

The Board and Management of Bank of America has acted irresponsibly and deserves the censure of BAC stockholders. Their poor management of the Mortgage Division, granting loans way beyond the means of the borrowers, was immoral and reckless. The public bailout these actions required tarnished the reputation of Bank of America, and cost taxpayers such as myself and my grandchildren tax revenue expenditures they should not have had to pay. For the Board and Management to grant themselves exceedingly high salaries and bonuses during this time shows a selfish personal greed that is absolutely obscene. To use Corporate (stockholder) Funds in November, 2010, to run advertisements on television trying to dupe the public into believing that Bank of America is now creating a bright future for this economy is the ultimate slap in the face of the stockholders who depended on Bank of America to be run wisely and efficiently to help provide dividend income upon which to retire. To have promptly loaned out the bail out money given by the taxpayers to each and every qualified borrower and refinancing of existing loans to make payments more affordable would have been the only advertisement that Bank of America needed to show it was finally putting things right. In addition to a stockholder censure, I recommend that the Board and Management should compensate stockholders for their losses by returning all but minimal total personal compensation to the Bank to be divided among stockholders.

To censure the Board and Management, and seek stockholder compensation vote yes

cc: United States Securities and Exchange Commission

****

For ownership verification see copy of applicable on-line statement below:

TM

Vanguard

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Cost basis account summary

FISMA & OMB Memorandum M-07-16

--- Original Message -----

From: IR
To: 'Sally Thompson'
Sent: Tuesday, November 16, 2010 4:45 PM
Subject: RE: Deadline to submit stockholder proposal for 2011 annual meeting

Just learned - Deadline is tomorrow. Email the proposal and we will forward tomorrow.

Thank you.

Investor Relations

From: Sally Thompson ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 16, 2010 10:53 AM
To: IR
Subject: Deadline to submit stockholder proposal for 2011 annual meeting

I want to make a proposal to come up for a stockholder vote and do not want to miss the deadline. Thank you.

HUNTON & WILLIAMS

EXHIBIT B

The Proposals

From: Sally Thompson ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 30, 2010 4:24 PM
To: Oberheu, Kristin M -Legal
Cc: help@sec.gov
Subject: Re: Message from Bank of America re: your e-mail dated 11-16-10.
Attachments: AA0AC44F.PDF

Dear Ms. Oberheu:

To rectify the items you mentioned in your letter previously attached to this e-mail from you, I am editing the phrasing of the submission of my stockholder proposal that did reach your office in time for the deadline to be submitted to all stockholders at the next Annual Meeting to clearly state only one proposal:

"Sally S. Thompson, owner of 1551 shares of Bank of America Corporation held in the UA 08/01/2002 Sally S. Thompson Revocable Trust at Vanguard Brokerage Services with a cost basis of $67,984.92 , current value of $18,518.94, indicating a current paper loss of -$49,465.98 on 11/15/10, does make the following proposal:

"We, the stockholders, wish to censure the top Officers and Board Members of Bank of America Corporation for grossly negligent mismanagement, and request that they set up a fund to return to stockholders any bonuses, pay raises or other forms of compensation beyond their base pay during the fiscal years of 2007, 2008, 2009, and 2010 when the stock value fell drastically due to poor judgments on their part while they continued to reward themselves generously".

To censure the Board and Management, and seek stockholder restitution vote yes"

****

In accordance with other requests on your part, I telephoned a representative at Vanguard who will send me by express mail a letter verifying that I have owned 1551 shares of Bank of America Corporation for several years, including currently. I will take their letter, add it to mine assuring that I will not sell the stock until after the next Annual meeting, and fax them both to the SEC and BAC, as well as mailing them to you at the address you gave in your letter, all within the 14 day specified limit from the time I received your response. IF THERE IS ANYTHING FURTHER I NEED TO DO TO MAKE SURE THAT MY PROPOSAL IS PUBLISHED, PLEASE LET ME KNOW IMMEDIATELY. Thank you. Sally S. Thompson

cc: United States Securities and Exchange Commission

HUNTON & WILLIAMS

EXHIBIT C

Defect Letter and Evidence of Receipt

-----Original Message-----
From: Oberheu, Kristin M -Legal
Sent: Mondav, November 22, 2010 11:12 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Message from Bank of America re: your e-mail dated 11-16-10.

Dear Ms. Thompson.

Please see attached. Also, please send me your mailing address for my records.

Kind regards,

Kristin Marie Oberheu
Bank of America Corporation
Legal Department
980-386-7483

Activity * Are Not Insured by Any Federal Government Agency. Attachments that are part of this EC may have additional important disclosures and disclaimers, which you should read. This message is subject to terms available at the following link: http://www.bankofamerica.com/emaildisclaimer. By messaging with Sender you consent to the foregoing.

Bank of America

Legal Department

November 22, 2010

Electronic Mail
FISMA & OMB Memorandum M-07-16

Re: Bank of America Corporation (the "Corporation")

Dear Ms. Thompson:

On November 16, 2010, we received your request to include certain stockholder proposals in the Corporation's 2011 annual proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of a certain eligibility and procedural defect in your submission, as describe below. For your convenience, I have included a copy of Rule 14a-8 with this letter.

Your submission indicates that you beneficially own 1,551 shares of the Corporation's stock. Please note, the Vanguard "Cost basis account summary" you provided with your submission does not satisfy the eligibility requirements of Rule 14a-8. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of your shares, verifying that, at the time you submitted your proposal, you held at least $2,000 in market value of the Corporation's common stock and had held such stock continuously for at least one year. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposals from our proxy statement.

In addition, in accordance with applicable rules of the SEC, you must provide a written statement that you intend to continue to hold the required amount of the Corporation's common s stock through the date of the 2011 Annual Meeting. Please note that if we do not receive your written statement **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposals from our proxy statement. Finally, under Rule 14a-8(c), you are permitted to submit no more than one proposal to the Corporation for the 2011 Annual Meeting. We believe your submission contains more than one proposal, in violation of Rule 14a-8(c). Please revise your submission to reduce the number of proposals submitted for the 2011 Annual Meeting to one. If we do not receive your revised submission (containing only one proposal) **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposals from our proxy statement.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposals on related or different grounds pursuant to applicable SEC rules.
Please send the requested documentation to my attention: Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255. If you would like to discuss this matter with me, please call me at 980-386-7483.

Very truly yours,

Kristin Marie Oberheu

Kristin Marie Oberheu, NCCP
Vice President/Senior Paralegal

Attachment

From: Verizon Online Postmaster [mailto:postmaster@verizon.net]
Sent: Monday, November 22, 2010 11:12 AM
To: Oberheu, Kristin M -Legal
Subject: Delivered: Message from Bank of America re: your e-mail dated 11-16-10.

Your message has been delivered to the following recipients:

FISMA & OMB Memorandum M-07-16

Subject: Message from Bank of America re: your e-mail dated 11-16-10.

HUNTON & WILLIAMS

EXHIBIT D

Reponses to Defect Letter

Billhaveadream@verizon.net

From: "Oberhau, Kristin M - Legal" [illegible]@bankofamerica.com
To: ***FISMA & OMB Memorandum M-07-16***
Cc: [illegible]
Sent: Tuesday, November 30, 2010 5:29 PM
Subject: RE: Message from Bank of America re your e-mail dated 11-16-10.

Dear Ms. Thompson:

Thank you for the update. For your convenience, you may fax the verification of ownership that you receive from Vanguard and your written statement to my direct number (704-409-0985). Please note that by providing the requested information does not relinquish Bank of America's right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Sincerely,

Kristin Marie Oberhau
Bank of America Corporation
Legal Department
980-386-7483

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 30, 2010 4:24 PM
To: Oberhau, Kristin M - Legal
Cc: help@sec.gov
Subject: Re: Message from Bank of America re your e-mail dated 11-16-10.

Dear Ms. Oberhau:

To rectify the items you mentioned in your letter previously attached to this e-mail from you, I am editing the phrasing of the submission of my stockholder proposal that did reach your office in time for the deadline to be submitted to all stockholders at the next Annual Meeting to clearly [illegible]

"Sally S. Thompson, owner of 1551 shares of Bank of America Corporation held in the UA 06/01/2002 Sally S. Thompson Revocable Trust at Vanguard Brokerage Services with a cost basis of $67,964.92, current value of $18,518.94, indicating a current paper loss of -$49,445.98 on 11/15/10, does make the following proposal:

"We, the stockholders, wish to censure the top Officers and Board Members of Bank of America Corporation for grossly negligent mismanagement, and request that they set up a fund to return to stockholders any bonuses, pay raises or other forms of compensation beyond their base pay during the fiscal years of 2007, 2008, 2009, and 2010 when the stock value fell drastically due to poor judgments on their part while they continued to reward themselves generously".

[illegible]

In accordance with other requests on your part, I telephoned a representative at Vanguard who

will send me by express mail a letter verifying that I have owned 1551 shares of Bank of America Corporation for several years, including currently. I will take their letter, add it to mine assuring that I will not sell the stock until after the next Annual meeting, and fax them both to the SEC and BAC, as well as mailing them to you at the address you gave in your letter, all within the 14 day specified limit from the time I received your response. IF THERE IS ANYTHING FURTHER I NEED TO DO TO MAKE SURE THAT MY PROPOSAL IS PUBLISHED, PLEASE LET ME KNOW IMMEDIATELY. Thank you. Sally S. Thompson

cc: United States Securities and Exchange Commission
----- Original Message -----
From: "Oberhau, Kristin M - Legal" <kristin.m.oberhau@bankofamerica.com>
FISMA & OMB Memorandum M-07-16
Sent: Monday, November 22, 2010 11:11 AM
Subject: Message from Bank of America re your e-mail dated 11-16-10.

> Dear Ms. Thompson,
>
> Please see attached. Also, please send me your mailing address for my
> records.
>
> Kind regards,
>
> Kristin Marie Oberhau
> Bank of America Corporation
> Legal Department
> 980-386-7483
>

> --
> This message w/attachments (message) is intended solely for the use of the
> intended recipient(s) and may contain information that is privileged,
> confidential or proprietary. If you are not an intended recipient, please
> notify the sender, and then please delete and destroy all copies and
> attachments, and be advised that any review or dissemination of, or the
> taking of any action in reliance on, the information contained in or
> [illegible]
> attached to this message is prohibited.
> Unless specifically indicated, this message is not an offer to sell or a
> solicitation of any investment products or other financial product or
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> statement of Sender. Subject to applicable law, Sender may intercept,
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12/3/2010

FISMA & OMB Memorandum M-07-16

December 3, 2010

Ms. Kristin Marie Oberheu
Bank of America Legal Department
Via Fax (704-409-0985

Dear Ms. Oberheu:

This is to certify that I will still own 1331 shares of Bank of America Corporation in my Vanguard Trust Brokerage Account at the time of your next annual meeting, at which time I am counting on my proposal coming up for a vote by all its stockholders.

Please let me know by e-mail that this was received, and that I need do nothing further in order to qualify to have my proposal submitted.

Thank you,

Sincerely,

Sally S. Thompson

Sally S. Thompson

Faxed 5 pages:
3 page copy of prior e-mail correspondence
1 page letter from Vanguard Brokerage Services
this letter, dated 12/3/10

FROM : FAX NO. : Aug. 07 2008 03:28AM P1

Vanguard®

December 2, 2010

P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

SALLY S. THOMPSON

FISMA & OMB Memorandum M-07-16

RE: Account Information

Dear Mrs. Thompson:

Thank you for taking the time to contact us.

We are writing to confirm you held 1,551 shares of Bank of America Corp (BAC) as of both December 31, 2006 and November 29, 2010, in your Vanguard Trust Brokerage accoun ***FISMA & OMB Memorandum M-07-16***

If you have any questions, please call your Flagship representative at 800-345-1344, Ext. 17464, on business days from 8 a.m. to 10 p.m. or on Saturdays from 9 a.m. to 4 p.m., Eastern Time. If your representative is unavailable, you can speak with another representative, or you can leave a voice mail.

Sincerely,

Vanguard Brokerage Services
Retail Investment Group

HDV

10380273

Oberheu, Kristin M -Legal

From:	Oberheu, Kristin M -Legal
Sent:	Wednesday, December 01, 2010 10:18 AM
To:	'Sally Thompson'
Cc:	help@sec.gov
Subject:	RE: Message from Bank of America re: your e-mail dated 11-16-10.
Attachments:	AA0AC44F.PDF

Good morning, Ms. Thompson.

The submission of shareholder proposals for inclusion in the company's proxy statement are governed by SEC Rule 14a-8 which I attached to my letter dated November 22, 2010 for your convenience.

Regards,

Kristin Marie Oberheu
Bank of America Corporation
Legal Department
980-386-7483

Bank of America

Legal Department

November 22, 2010

Electronic Mail
FISMA & OMB Memorandum M-07-16

Re: Bank of America Corporation (the "Corporation")

Dear Ms. Thompson:

On November 16, 2010, we received your request to include certain stockholder proposals in the Corporation's 2011 annual proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of a certain eligibility and procedural defect in your submission, as describe below. For your convenience, I have included a copy of Rule 14a-8 with this letter.

Your submission indicates that you beneficially own 1,551 shares of the Corporation's stock. Please note, the Vanguard "Cost basis account summary" you provided with your submission does not satisfy the eligibility requirements of Rule 14a-8. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of your shares, verifying that, at the time you submitted your proposal, you held at least $2,000 in market value of the Corporation's common stock and had held such stock continuously for at least one year. Please note that if we do not receive such documentation within 14 calendar days of your receipt of this letter, we may properly exclude your proposals from our proxy statement.

In addition, in accordance with applicable rules of the SEC, you must provide a written statement that you intend to continue to hold the required amount of the Corporation's common s stock through the date of the 2011 Annual Meeting. Please note that if we do not receive your written statement within 14 calendar days of your receipt of this letter, we may properly exclude your proposals from our proxy statement. Finally, under Rule 14a-8(c), you are permitted to submit no more than one proposal to the Corporation for the 2011 Annual Meeting. We believe your submission contains more than one proposal, in violation of Rule 14a-8(c). Please revise your submission to reduce the number of proposals submitted for the 2011 Annual Meeting to one. If we do not receive your revised submission (containing only one proposal) within 14 calendar days of your receipt of this letter, we may properly exclude your proposals from our proxy statement.

Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposals on related or different grounds pursuant to applicable SEC rules.
Please send the requested documentation to my attention: Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255. If you would like to discuss this matter with me, please call me at 980-386-7483.

Very truly yours,

Kristin Marie Oberheu

Kristin Marie Oberheu, NCCP
Vice President/Senior Paralegal

Attachment

From: Sally Thompson***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 30, 2010 11:11 PM
To: Oberheu, Kristin M -Legal
Cc: help@sec.gov
Subject: Re: Message from Bank of America re: your e-mail dated 11-16-10.

Please could you and the SEC explain to me under what SEC provision does the SEC allow Bank of America the arbitrary privilege of denying any stockholder they want to the opportunity to present a proposal for stockholder voting?

Oberheu, Kristin M -Legal

From:	Oberheu, Kristin M -Legal
Sent:	Tuesday, November 30, 2010 5:30 PM
To:	'Sally Thompson'
Cc:	'help@sec.gov'
Subject:	RE: Message from Bank of America re: your e-mail dated 11-16-10.

Dear Ms. Thompson:

Thank you for the updates. For your convenience, you may fax the verification of ownership that you receive from Vanguard and your written statement to my direct number (704-409-0985). Please note that by providing the requested information does not relinquish Bank of America's right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Sincerely,

Kristin Marie Oberheu
Bank of America Corporation
Legal Department
980-386-7483

From:	Sally Thompson***FISMA & OMB Memorandum M-07-16***
Sent:	Tuesday, November 30, 2010 4:24 PM
To:	Oberheu, Kristin M -Legal
Cc:	help@sec.gov
Subject:	Re: Message from Bank of America re: your e-mail dated 11-16-10.
Attachments:	AA0AC44F.PDF

Dear Ms. Oberheu:

To rectify the items you mentioned in your letter previously attached to this e-mail from you, I am editing the phrasing of the submission of my stockholder proposal that did reach your office in time for the deadline to be submitted to all stockholders at the next Annual Meeting to clearly state only one proposal:

"Sally S. Thompson, owner of 1551 shares of Bank of America Corporation held in the UA 08/01/2002 Sally S. Thompson Revocable Trust at Vanguard Brokerage Services with a cost basis of $67,984.92 , current value of $18,518.94, indicating a current paper loss of -$49,465.98 on 11/15/10, does make the following proposal:

"We, the stockholders, wish to censure the top Officers and Board Members of Bank of America Corporation for grossly negligent mismanagement, and request that they set up a fund to return to stockholders any bonuses, pay raises or other forms of compensation beyond their base pay during the fiscal years of 2007, 2008, 2009, and 2010 when the stock value fell drastically due to poor judgments on their part while they continued to reward themselves generously".

To censure the Board and Management, and seek stockholder restitution vote yes"

****

In accordance with other requests on your part, I telephoned a representative at Vanguard who will send me by express mail a letter verifying that I have owned 1551 shares of Bank of America Corporation for several years, including currently. I will take their letter, add it to mine assuring that I will not sell the stock until after the next Annual meeting, and fax them both to the SEC and BAC, as well as mailing them to you at the address you gave in your letter, all within the 14 day specified limit from the time I received your response. IF THERE IS ANYTHING FURTHER I NEED TO DO TO MAKE SURE THAT MY PROPOSAL IS PUBLISHED, PLEASE LET ME KNOW IMMEDIATELY. Thank you. Sally S. Thompson

cc: United States Securities and Exchange Commission

From: Sally Thompson***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 30, 2010 11:45 AM
To: Oberheu, Kristin M -Legal
Subject: Re: Message from Bank of America re: your e-mail dated 11-16-10.

FISMA & OMB Memorandum M-07-16

What is the address Vanguard and I should use to write and verify that indeed, I do and did own that stock. It has very little value thanks to mismanagement by BAC, but I'm pretty sure it comes to the value you said I must show ($2,000) as long as it doesn't sink much lower!! I see that The
rules and regs make it very very difficult to follow. I assume your job is
to help stockholders make proposals rather than to prevent them. For this reason, could you please summarize and put down a list of the steps I should follow, and to whom they must be addressed so I will be sure not to miss something in the middle of legalise, what, if anything needs to be notarized, etc.

Followin g your comment, I am only making one proposal: "We, the stockholders, wish to censure the top Officers and Board Members of Bank of America for grossly negligant mismanagement, and request that they set up a fund to return to stockholders any bonuses, pay raises or other forms of compensation beyond their base pay during the fiscal years of 2007, 2008, 2009, and 2010 when the stock value fell drastically while they continued to reward themselves generously". I will put this in writing in the letter you say I must write attesting to the fact that I will continue to be holding this stock at the time of the next Board meeting.

I look forward to hearing from you as soon as possible, giving me specifics of what I must be sure to do. Thank you.